Endeavour Silver Reports Initial NI 43-101 Mineral Resource Estimate and Preliminary Economic Assessment for El Compas Mine, Zacatecas, Mexico

VANCOUVER, BC -- (Marketwired - March 27, 2017) - Endeavour Silver Corp. (NYSE: EXK) (TSX: EDR) reports its initial NI43-101 Mineral Resource Estimate and a Preliminary Economic Assessment ("PEA") for its El Compas mine project located adjacent to the city of Zacatecas in Zacatecas state, Mexico. The PEA will be filed on SEDAR and EDGAR within 45 days of this news release.

The Mineral Resource is small but shallow and high grade and the PEA provides robust economic returns. As a result, management has made a production decision to develop the new El Compas mine, subject to receiving an explosives permit and receiving further clarity from the Zacatecas government regarding an exemption from the new Zacatecas state environmental tax.

Endeavour's decision to place the El Compas mine into production is not based on a feasibility study of mineral reserves demonstrating economic and technical viability, and the Company cautions that historically such projects have a much higher risk of economic or technical failure. Management proposes to proceed with mine development because it has successfully developed similar mines in Mexico, the total capital required is low and Endeavour has the in-house experience to build and operate such a mine.

Bradford Cooke, CEO of Endeavour Silver, commented, "We look forward to developing El Compas into our fourth mine. The mine should generate robust economic returns at current metal prices because the two known mineralized zones (El Compas and El Orito) are relatively shallow and high grade. The operation is very scalable if we discover or purchase additional mineral resources in the Zacatecas district and refurbish the second ball mill to double the plant capacity to 500 tonnes per day (tpd). With the low capital investment of US$10 million funded by existing cash, and the short timeline of only six months to initial production once we receive the explosives permit and tax clarity, the El Compas mine has the near-term potential to become a healthy contributor to our consolidated cash flow."

Mineral Resource Estimate

The initial Indicated Mineral Resource Estimate totals 495,000 ounces (oz) silver (Ag) and 34,900 oz gold (Au) for 2.9 million oz silver equivalent (Ag Eq) and the Inferred Mineral Resource Estimate totals 527,000 oz silver and 37,500 oz gold for 3.2 million oz Ag Eq, as shown in the table below:

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                       Tonnes                          Ag oz  Au oz Ag Eq oz
Classification         (000s) Ag g/t Au g/t Ag Eq g/t (000s) (000s)  (000s)
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Indicated               148.4   104   7.31     616      495   34.9    2,939
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Inferred                216.8   76    5.38     453      527   37.5    3,158
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1.  CIM definitions were followed for Mineral Resource Estimates
2.  Mineral Resources are estimated by conventional 3D block modeling based on wire-framing at a 150 g/t Ag Eq cut-off grade and inverse distance cubed grade interpolation.
3.  Ag Eq is calculated using the formula: Ag Eq= Ag g/t + (70*Au g/t).
4.  For the purpose of resource estimation, assays were capped between 15 to
    60 g/t for Au and between 150 to 700 g/t for Ag.
5.  Metal prices for the Mineral Resource Estimate are: US$18.00/oz Ag and
    US$1,225/ oz Au.
6.  A bulk density of 2.99 tonnes/m3 has been applied for volume to tonnes conversion.
7.  Grade model blocks are 1.25m x 2.5m x 2.5m
8.  Mineral Resources are estimated from the 2,400m El to the 2,250m El, or from surface to approximately 150 m depth.
9.  Mineral Resources are classified as Indicated and Inferred based on drill hole location, interpreted geologic continuity and quality of data.
10. A small amount of the Mineral Resource was historically mined in the upper portion of the Compas Vein and this material has not been included in the Mineral Resource Estimate.
11. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. There is no certainty that all or any part of the Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.

Current mineralized material to be mined totals 300,000 tonnes, containing 829,000 oz silver and 61,000 oz gold for 5,099,000 oz Ag Eq as shown in the table below:

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                       Tonnes                          Ag oz  Au oz Ag Eq oz
                       (000s) Ag g/t Au g/t Ag Eq g/t (000s) (000s)  (000s)
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Indicated                114    99    6.81     576      363    25     2,113
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Inferred                 186    78    5.99     497      466    36     2,986
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1.  P&E Mining Consultants Inc. estimated diluted and extractable mineralized resources using a cut-off grade of 150 g/t silver equivalent and employing captive cut and fill mining methodology.
2.  Mining extraction was estimated at 95% and dilution was calculated at an average of 12%
3.  The PEA economic analysis is preliminary in nature in that it is based on production schedules that include Inferred Mineral Resources, which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the PEA will be realized or that Inferred Mineral Resources will ever be upgraded to Mineral
    Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Mine Plan

The mine plan calls for production of 200 tpd and the plant will have an initial capacity of 250 tpd. As a condition of the plant lease, the 50 tpd balance is reserved for purchasing mill feed from small miners in the district. If small miners do not fill the extra capacity, Endeavour can use this spare capacity for its own mill feed. However, the economic analysis below is based on 200 tpd Endeavour mill feed only.

With the exception of the explosives permit currently in progress, the mine is fully permitted, and will process 300,000 tonnes over the 4.3 year mine life grading 86.4 grams per tonne (gpt) silver and 6.3 gpt gold and recovering 73% of the silver and 83.5% of the gold. Total life of mine production will be 583,000 oz silver and 49,400 oz gold or 4.0 million oz Ag Eq, averaging 135,600 oz silver and 11,488 oz gold or 939,760 oz Ag Eq per year.

The La Plata government plant is already built and leased for up to 10 years, however it requires some refurbishment to become operational to the Company's standards. The process flow sheet will be modified slightly to include three stage crushing, one stage grinding, a gravity circuit, and three stage flotation followed by thickening, filtration, and drying to produce high grade bulk sulfide concentrates grading 800-900 gpt gold and 11,000-13,000 gpt silver.

In addition to providing a processing facility for small miners in the district, Endeavour expects to create local job opportunities for construction contractors, mining contractors, suppliers, mechanics, truck drivers and plant personnel. Using contractors improves the economics of the project by reducing upfront capital requirements.

Economic Analysis (All amounts in US dollars)

Initial capital expenditures are estimated to be $10.0 million comprised of $4.6 million for mine development and mine infrastructure, $3.3 million for plant and site infrastructure, $1.2 million for engineering, procurement and construction management, and $0.9 million for contingencies. It is estimated $1.8 million will be required for life of mine sustaining capital after commissioning.

Operating costs are estimated to be $69.80 per tonne for mining, $26.20 per tonne for processing, and $14.00 per tonne for general and administration, for a total cost excluding royalties of $110 per tonne. At the Base Case of $18 per oz silver and $1,260 per oz gold(1), cash costs, including royalties and mining duties are estimated to be $9.09 per Ag Eq oz(1). All-in-sustaining costs are estimated to be $9.64 per Ag Eq oz over the life of the project.

Using the Base Case assumptions, the mine will produce life of mine revenue of $72.8 million, EBITDA of $38.4 million and total free cash flow of $16.5 million, generating a discounted net present value using a discount rate of 5% (NPV) of $12.6 million, an after tax internal rate of return (IRR) of 42% and payback of capital in 2.1 years.

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                                                                   Payback
Ag Price                              Au Price    IRR     NPV       Period
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US$16/oz                            US$1,120/oz   29%   US$8.0m   2.6 years
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US$18/oz Base Case                  US$1,260/oz   42%   US$12.6m  2.1 years
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US$20/oz                            US$1,400/oz   54%   US$17.0m  1.8 years
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(1)Although gold is the dominant metal not silver, silver equivalent values are reported to allow comparison with Endeavour Silver's other silver dominant mines.

PEA Team

Endeavour engaged Smith Foster & Associates Inc. to complete a NI 43-101 PEA for El Compas. P&E Mining Consultants Inc. prepared the Mineral Resource Estimate and mineable mineralized material estimates. Resource Development Inc. conducted the metallurgical test work and process flowsheet design, and Knight Piésold Ltd. developed the tailings and water management and review of environmental permits.

Godfrey Walton, M.Sc., P.Geo., Endeavour's President and COO, is the Qualified Person who reviewed and approved this news release and supervised the engineering work supporting the PEA. Peter Smith, P.Eng., Eugene Puritch, P.Eng., Ken Embree, P.Eng., and Deepak Malhotra, registered member of SME are the Independent Qualified Persons for the PEA who have reviewed and approved the technical contents of this news release.

About Endeavour Silver -- Endeavour Silver is a mid-tier precious metals mining company that owns three high grade, underground, silver-gold mines in Mexico. Since start-up in 2004, the company has grown its mining operations to produce 9.7 million ounces of silver and equivalents in 2016. We find, build and operate quality silver mines in a sustainable way to create real value for all stakeholders. Endeavour Silver's shares trade on the TSX (symbol EDR) and on the NYSE (symbol EXK).

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2017, the timing and results of various future activities, the reliability of mineral resource estimates, the economic analysis and proposed development of the El Compas mine.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, the reliability of El Compas mineral resources and economic analysis estimates for the El Compas mine, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the reliability of mineral resource estimates and economic analysis for the El Compas mine, the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Contact Information - For more information, please contact

Meghan Brown
Director Investor Relations
toll free: 1-877-685-9775
tel: 604-640-4804
email: mbrown@edrsilver.com
website: www.edrsilver.com